

December 6, 2011

<u>Via Facsimile</u>
Mr. Simon Dong
Acting Chief Financial Officer
China Energy Recovery, Inc.
Building #26, No. 1388 Zhangdong Road
Zhangjiang Hi-tech Park
Shanghai, China 201203

> **Re: China Energy Recovery, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed April 19, 2011**
> **File No. 0-53283**

Dear Mr. Dong:

We have reviewed your response letter dated November 23, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2010</u>

<u>Director Compensation, page 90</u>

1. We note that your response to comment three in our letter dated November 15, 2011 addressed Ms. Lau's retainer agreement only. With a view towards future disclosure, please clarify for us whether the retainer agreement with Mr. Ye Tian was also filed as an exhibit to one of your periodic reports and what the terms of that agreement were.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti at (202) 551-3369 or Pam Long at (202) 551-3765 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief